Exhibit 4

NED SHERWOOD: CHINACAST STOCKHOLDERS ELECT THREE SHERWOOD NOMINEES BY SUBSTANTIAL MARGIN

- In Response, ChinaCast Management Disregards Votes and Calls Unlawful Recess

NEW YORK, Jan. 10, 2012 – Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today announced that at the scheduled annual meeting ChinaCast’s stockholders voted to elect, by a substantial margin, Ned Sherwood’s three director nominees – Ned Sherwood, Derek Feng and Daniel Tseung.

In response, senior management decided to disregard Mr. Sherwood’s nominees and declared an unlawful recess of the annual meeting. Following the unlawful recess, Mr. Sherwood delivered the following letter to the ChinaCast Board of Directors:

Dear Fellow Members of the Board:

I am writing to express my objection to the outrageous and unlawful actions undertaken by ChinaCast’s senior management and their advisors at last night’s annual meeting of stockholders. In violation of their fiduciary duties to ChinaCast and its stockholders, Messrs. Ron Chan and Tony Sena disregarded the clear and unequivocal decision and order of the Delaware Court of Chancery to disenfranchise stockholders and inequitably manipulated the corporate election machinery in order to perpetuate Mr. Chan’s control over ChinaCast’s Board of Directors.

First, Mr. Sena violated the decision and order of the Delaware Court of Chancery when he deemed improper the nominees and proposals properly brought before the meeting by ZS EDU L.P. As you are well aware, on December 20, 2011, Vice Chancellor Parsons issued a temporary restraining order against ChinaCast and Messrs. Chan, Santos and Tang that moved the date of ChinaCast’s annual meeting for the express purpose of allowing me to solicit proxies in support of my slate of nominees. The Court specifically stated that the temporary restraining order “enable[d] Plaintiffs [Mr. Sherwood and ZS EDU L.P.] to solicit proxies for their competing short slate of directors at the Annual Meeting notwithstanding Defendants’ contrary construction of Section 3.3 of the Company’s bylaws” (emphasis added). Indeed, notwithstanding the Court’s holding in its December 20th opinion that Mr. Chan and other Board members violated the “scrupulous fairness” required of corporate elections by “excluding [Mr. Sherwood] from merely running for election,” that is exactly what ChinaCast’s senior management and their advisors have done once again, in clear violation of the Court’s decision and order and your fiduciary obligations.

It is noteworthy that prior to tonight’s actions, ChinaCast and Mr. Chan have issued numerous press releases, filed supplemental proxy materials and, along with Mr. Santos and others, met with stockholders soliciting support for management’s slate, actions that make clear they deemed this a contested election.

When it became abundantly clear by the beginning of last night’s annual meeting that stockholders would elect my three nominees by a substantial margin, however, ChinaCast senior management and their advisors, without Board consultation or approval, decided to delay completion of the annual meeting and deem improper (and disregard entirely) the stockholder votes in favor of my nominees and proposals. This was nothing more than a desperate and inequitable manipulation of the corporate election machinery. There is no basis for management or its advisors to take such action on behalf of the Company or the Board. All of these actions have unquestionably disenfranchised ChinaCast’s stockholders.

I demand that the Company immediately acknowledge the validity of all my nominations and proposals brought before the annual meeting. I also demand that the polls be deemed closed as of the time of the unlawful recess declared by Mr. Sena’s advisor, who had no power or authorization to take such action. In addition, since at the time the polls should have been declared closed my three nominees were elected to the Board by a substantial margin, I demand that the ChinaCast Board take no further action until the newly elected Board can meet.

I hereby reserve all my rights as a director and stockholder of ChinaCast against the senior officers and their advisors who facilitated Sena’s actions at tonight’s meeting, including, without limitation, any actions available to me against such officers and other Board members for contempt of Court, breach of fiduciary duty and other violations of law.

Sincerely,

/s/ Ned Sherwood

Ned Sherwood

cc:	Adam Offenhartz, Gibson, Dunn & Crutcher LLP

Raymond DiCamillo, Richards, Layton & Finger, P.A.

Mitchell Nussbaum, Loeb & Loeb LLP

Lewis Lazarus, Morris James LLP

Peter Ladig, Morris James LLP

Katherine Neikirk, Morris James LLP

Gibson, Dunn & Crutcher LLP is acting as legal advisor to Ned Sherwood.

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833

2